Exhibit 99.2
DoubleDown Interactive Co., Ltd.
Condensed Consolidated Financial Statements (unaudited)
March 31, 2024 and March 31, 2023

DoubleDown Interactive Co., Ltd.
Condensed Consolidated Statements of Income and Comprehensive Income
(unaudited, in thousands of U.S. Dollars, except share and per share amounts)

	Three months ended March 31,
	2024	2023
Revenue	$88,143	$77,596
Operating expenses:
Cost of revenue (1)(2)	27,373	25,719
Sales and marketing (1)	14,760	16,045
Research and development (1)	3,256	5,043
General and administrative (1)(3)	10,871	5,343
Depreciation and amortization	827	54

Total operating expenses	57,087	52,204

Operating income	$31,056	$25,392

Other income (expense):
Interest expense (4)	(409)	(462)
Interest income	3,431	3,130
Gain on foreign currency transactions	717	252
Gain on foreign currency remeasurement	3,589	2,166
Gain (loss) on short-term investments	(7)	—
Other, net	(24)	(47)

Total other income (expense), net	$7,297	$5,039

Income before income tax	$38,353	$30,431

Income tax (expense) benefit	(7,992)	(6,759)

Net income	$30,361	$23,672

Less: Net income attributable to noncontrolling interests	53	—

Net income attributable to DoubleDown Interactive Co., Ltd.	$30,308	$23,672

Other comprehensive income (expense):
Pension adjustments, net of tax	136	(157)
Loss on foreign currency translation	(3,086)	(1,181)

Comprehensive income	$27,358	$22,334

Earnings per share:
Basic	$12.23	$9.55
Diluted	$12.23	$9.55
Weighted average shares outstanding:
Basic	2,477,672	2,477,672
Diluted	2,477,672	2,477,672

(1)	Excluding depreciation and amortization.
(2)	Includes related party royalty expense of $619 and $752 for the three months ended March 31, 2024 and 2023, respectively (See Note 12).
(3)	Includes related party rent and general and administrative expense of $1,459 and $414 for the three months ended March 31, 2024 and 2023, respectively (See Note 12).
(4)	Includes related party interest expense of $432 and $445 for the three months ended March 31, 2024 and 2023, respectively (See Note 12).
See accompanying notes to consolidated financial statements.

DoubleDown Interactive Co., Ltd.
Condensed Consolidated Balance Sheets
(in thousands of U.S. Dollars, except share amounts)

	March 31,	December 31,
	2024	2023
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$209,863	$206,911
Short-term investments	99,653	67,756
Accounts receivable, net	34,183	32,517
Prepaid expenses, and other assets	10,044	8,570

Total current assets	$353,743	$315,754
Property and equipment, net	399	444
Operating lease right-of-use assets, net	6,173	7,130
Intangible assets, net	50,430	51,571
Goodwill	396,351	396,704
Deferred tax asset	21,878	28,934
Other non-current assets	2,006	2,807

Total assets	$830,980	$803,344

Liabilities and Shareholders’ Equity
Accounts payable and accrued expenses (1)	$14,464	$13,293
Short-term operating lease liabilities (2)	2,562	3,157
Income taxes payable	1,170	112
Contract liabilities	2,409	2,520
Current portion of borrowings with related party (3)	37,125	38,778
Other current liabilities (4)	10,624	10,645

Total current liabilities	$68,354	$68,505
Long-term operating lease liabilities (5)	3,975	4,420
Deferred tax liabilities, net	567	848
Other non-current liabilities	2,784	1,681

Total liabilities	$75,680	$75,454

Shareholders’ equity
Common stock, KRW 10,000 par value—200,000,000 Shares authorized; 2,477,672 issued and outstanding	21,198	21,198
Additional paid-in-capital	359,280	359,280
Accumulated other comprehensive income	17,095	19,982
Retained earnings	357,580	327,273

Total shareholders’ equity attributable to shareowners of DoubleDown Interactive Co. Ltd.	$755,153	$727,733

Equity attributable to noncontrolling interests	147	157

Total equity	$755,300	$727,890

Total liabilities and shareholders’ equity	$830,980	$803,344

(1)	Includes related party royalty and other payables of $1,274 and $1,618 at March 31, 2024 and December 31, 2023, respectively (see Note 12).
(2)	Includes related party operating lease liability of $1,251 and $1,298 at March 31, 2024 and December 31, 2023, respectively (see Note 12).
(3)	Includes related party notes payable of $37,125 and $38,778 at March 31, 2024 and December 31, 2023, respectively (see Note 12).
(4)	Includes related party interest payable of $9,522 and $9,501 at March 31, 2024 and December 31, 2023, respectively (see Note 12).
(5)	Includes related party operating lease liability of $3,975 and $4,414 at March 31, 2024 and December 31, 2023, respectively (see Note 12).
See accompanying notes to consolidated financial statements.

DoubleDown Interactive Co., Ltd.
Condensed Consolidated Statements of Changes in Shareholders’ Equity
(unaudited, in thousands of U.S. Dollars, except share amounts)

	Common shares	Common stock	Additional paid-in- capital	Accumulated other comprehensive income/(loss)	Retained earnings (deficit)	Equity attributable to noncontrolling interests	Total shareholders’ equity
Three months ended March 31, 2024
As of January 1, 2024	2,477,672	21,198	359,280	19,982	327,273	157	727,890
Net income	—	—	—	—	30,308	53	30,361
Pension adjustments, net of t ax	—	—	—	136	—	—	136
Loss on for e ign currency translation, net of t ax	—	—	—	(3,023)	—	(62)	(3,086)

As of March 31, 2024	2,477,672	21,198	359,280	17,095	357,580	147	755,300
Three months ended March 31, 2023
As of January 1, 2023	2,477,672	21,198	359,280	19,360	226,388	—	626,226
Net income	—	—	—	—	23,672	—	23,672
Pension adjustments, net of tax	—	—	—	(157)	—	—	(157)
Loss on foreign currency translation, net of tax	—	—	—	(1,181)	—	—	(1,181)

As of March 31, 2023	2,477,672	21,198	359,280	18,022	250,060	—	648,560
See accompanying notes to consolidated financial statements.

DoubleDown Interactive Co., Ltd.
Condensed Consolidated Statements of Cash Flows
(unaudited, in thousands of U.S. Dollars)

	Three months ended March 31,
	2024	2023
Cash flow from (used in) operating activities:
Net income	$30,361	$23,672
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	827	55
Gain on foreign currency remeasurement	(3,589)	(2,166)
Loss on short-term investments	7	—
Deferred taxes	6,756	6,063
Working capital adjustments:
Accounts receivable	(1,808)	(7,707)
Prepaid expenses, other current and non-current assets	(269)	274
Accounts payable, accrued expenses and other payables	1,291	(1,046)
Contract liabilities	(112)	(208)
Income tax payable	158	5
Other current and non-current liabilities	1,293	284

Net cash flows from (used in) operating activities	$34,915	$19,226
Cash flow from (used in) investing activities:
Purchases of intangible assets	—	(4)
Purchases of property and equipment	(14)	(40)
Purchases of short-term investments	(31,934)	(19,298)
Sales of short-term investments	—	33,725

Net cash flows from (used in) investing activities	$(31,948)	$14,383
Cash flow from (used in) financing activities:
Net cash flows from (used in) financing activities:	$—	$—
Net foreign exchange difference on cash and cash equivalents	(15)	(22)

Net decrease in cash and cash equivalents	$2,952	$33,587

Cash and cash equivalents at beginning of period	$206,911	$217,352
Cash and cash equivalents at end of period	$209,863	$250,939
Cash paid during year for:
Interest	$81	—
Income taxes	$93	$82
See accompanying notes to consolidated financial statements.

DoubleDown Interactive Co., Ltd.
Notes to Condensed Consolidated Financial Statements (unaudited)
Note 1: Description of business
Background and nature of operations
DoubleDown Interactive Co., Ltd. (“DDI,” “we,” “us,” “our” or the “Company,” formerly known as The8Games Co., Ltd.) was incorporated in 2008 in Seoul, Korea as an interactive entertainment studio, focused on the development and publishing of casual games and mobile applications. DDI is a subsidiary of DoubleU Games Co., Ltd. (“DUG” or “DoubleU Games”), a Korean company and our controlling shareholder holding 67.1% of our outstanding shares. The remaining 32.9% of our outstanding shares are held by STIC Special Situation Private Equity Fund (“STIC”, 20.2%) and the remainder by participants in our IPO (12.7%). In 2017, DDI acquired DoubleDown Interactive, LLC
(“DDI-US”)
from International Gaming Technologies (“IGT”) for approximately $825 million.
DDI-US,
with its principal place of business located in Seattle, Washington, is our primary revenue-generating entity.
We develop and publish digital gaming content on various mobile and web platforms through our multi-format interactive all-in-one
game experience concept. We host
DoubleDown Casino, DoubleDown Classic, and DoubleDown Fort Knox
within various formats.
Acquisition of SuprNation AB (“SuprNation”)
On October 31, 2023, the Company closed its previously announced acquisition of iGaming operator, SuprNation AB (“SuprNation”), for a total cash consideration €34.3 million (or approximately $36.5 million based on an exchange rate of €1 = $1.064 as of October 27, 2023). The acquisition diversifies the digital games categories that the Company addresses with the addition of three real-money iGaming sites in Western Europe. Following the closing, SuprNation AB is now a direct, wholly-owned subsidiary of
DDI-US.
Basis of preparation and consolidation
Our unaudited condensed consolidated financial statements (“financial statements”) have been prepared in conformity with generally accepted accounting principles in the United States of America (“GAAP”) and the applicable rules and regulations of the Securities and Exchange Commission regarding interim financial information. Certain information and note disclosures normally included in the consolidated financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations.
Our unaudited condensed consolidated financial statements include all adjustments of a normal, recurring nature necessary for the fair statement of the results for the interim periods presented. The results for the interim period presented are not necessarily indicative of those for the full year. The condensed consolidated financial statements should be read in conjunction with our consolidated financial statements for the year ended December 31, 2023.
The condensed consolidated financial statements include the balances and accounts of DDI and our controlled subsidiaries. All significant inter-company transactions, balances and unrealized gains or losses have been eliminated. We view our operations and manage our business as one operating segment.
Use of estimates
The preparation of financial statements in conformity with Generally Accepted Accounting Principles (GAAP) requires estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures. We regularly evaluate estimates and assumptions related to provisions for income taxes, revenue recognition, expense accruals, deferred income tax asset valuation allowances, valuation of goodwill and intangibles, and legal contingencies. We base our estimates and assumptions on current facts, historical experience and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced may differ materially and adversely from these estimates. To the extent there are material differences between the estimates and the actual results, future operating results may be affected.
Functional currency and translation of financial statements
Our functional currency is the Korean Won (“KRW”), Euro (“EUR” or “€”), and the U.S. Dollar (“dollar,” “USD,” “US$,” or “$”) is the functional currency of our United States subsidiaries. The accompanying consolidated financial statements are presented in USD. The consolidated balance sheets have been translated at the exchange rates prevailing at each balance sheet date. The consolidated statement of comprehensive income and statement of cash flows have been translated using the weighted-average exchange rates prevailing during the periods of each statement. The equity capital is denominated in the functional currency, KRW, and is translated at historical exchange rates. All translation adjustments resulting from translating into the reporting currency are accumulated as a separate component of accumulated other comprehensive income in shareholders’ equity. Gains or losses resulting from foreign currency transactions are included in other income (expense).

Intercompany monetary items denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date with the gain or loss arising on translation recorded to other income (expense). Intercompany non-monetary
items
that are measured at historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions.
Cash and cash equivalents
We consider all money market funds and short-term investments with a maturity of three months or less when acquired to be cash and cash equivalents. Cash and cash equivalents are held by high credit quality financial institutions and balances may exceed limits of federal insurance. We have not experienced any losses resulting from these excess deposits.
Financial instruments and concentration of credit risk
Financial instruments, which potentially expose us to concentrations of credit risk, consist primarily of cash and cash equivalents, accounts receivable and short-term investments.
Accounts receivable are recorded and carried at the net invoiced amount, which is net of platform payment processing fees, unsecured, and represent amounts due to us based on contractual obligations where an executed contract exists. We do not require collateral and have not recognized an allowance as management estimates the net receivable is fully collectible. Apple, Inc. (“Apple”), Facebook, Inc. (“Facebook”), and Google, LLC (“Google”) represent significant distribution, marketing, and payment platforms for our games. A substantial portion of our revenue was generated from players who accessed our games through these platforms and a significant concentration of our accounts receivable balance is comprised of balances owed to us by these platforms.
The following table summarizes the percentage of revenues and accounts receivable generated via our platform providers in excess of 10% of our total revenues and total accounts receivable:

	Revenue Concentration
	Three months ended March 31,
	2024	2023
Apple	50.3%	55.1%
Facebook	14.8%	18.4%
Google	16.2%	18.7%

	Accounts Receivable Concentration
	As of March 31,	As of December 31,
	2024	2023
Apple	62.7%	59.3%
Facebook	10.3%	9.9%
Google	11.3%	10.3%
Xsolla	12.9%	11.3%

Note 2: Revenue from Contracts with Customers
Our social and mobile apps operate on a
free-to-play
model, whereby game players may collect virtual currency free of charge through the passage of time or through targeted marketing promotions. If a game player wishes to obtain virtual currency above and beyond the level of free virtual currency available to that player, the player may purchase additional virtual currency. Once a purchase is completed, the virtual currency is deposited into the player’s account and is not separately identifiable from previously purchased virtual currency or virtual currency obtained by the game player for free.
Once obtained, virtual currency (either free or purchased) cannot be redeemed for cash nor exchanged for anything other than gameplay within our apps. When virtual currency is played on any of our games, the game player could “win” and would be awarded additional virtual currency or could “lose” and lose the future use of that virtual currency. We have concluded that our virtual currency represents consumable goods, because the game player does not receive any additional benefit from the games and is not entitled to any additional rights once the virtual currency is substantially consumed.
Control transfers when the virtual currency is consumed for gameplay. We recognize revenue from player purchases of virtual currency based on the consumption of this currency. We determined through a review of play behavior that game players generally do not purchase additional virtual currency until their existing virtual currency balances, regardless of source (e.g., bonus currency, gifted currency through social media channels, daily free chips, etc.), have been substantially consumed.
Based on an analysis of customers’ historical play behavior, purchase behavior, and the amount of virtual currency outstanding, we are able to estimate the rate that virtual currency is consumed during gameplay. Accordingly, revenue is recognized using a user-based revenue model with the period between purchases representing the timing difference between virtual currency purchase and consumption. This timing difference is relatively short.

We continuously gather and analyze detailed customer play behavior and assess this data in relation to our judgments used for revenue recognition.
We generate a small portion of our revenue from subscription services. All monthly subscription fees are prepaid and non-refundable
for a
one-month
period and auto-renew until the end customer terminates the service with the platform provider the subscription services originated. The subscription revenue is recognized on a daily basis beginning on the original date of purchase and has no impact on a customer purchased virtual currency.
Disaggregation of revenue
We believe disaggregation of our revenue based on platform and geographical location are appropriate categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors.
The following table represents our disaggregation of revenue between mobile and web platforms (in thousands):

	Three months ended March 31,
	2024	2023
Mobile	$60,437	$63,330
Web	27,706	14,266

Total	$88,143	$77,596

The following table presents our revenue disaggregated based on the geographical location of our players (in thousands):

	Three months ended March 31,
	2024	2023
U.S. (1)	$70,193	$68,203
International	17,950	9,393

Total	$88,143	$77,596

(1)	Geographic location is presented as being derived from the U.S. when data is not available.
Principal-agent considerations
Our revenue contracts are with game players who are our customers. We have exclusive control over all content, pricing, and overall functionality of games accessed by players. Our games are played on various third-party platforms for which the platform providers collect proceeds from our customers and remit us an amount after deducting a fee for processing and other agency services. We record revenue at the gross amount charged to our customers and classify fees paid to platform providers (such as Apple, Facebook, and Google) within cost of revenue, contract assets, contract liabilities and other disclosures.
Contract assets, contract liabilities and other disclosures
Customer payments are based on the payment terms established in our contracts. Payments for purchase of virtual currency are required at time of purchase, are non-refundable
and relate to
non-cancellable
contracts that specify our performance obligations. All payments are initially recorded as revenue, as the player has no right of return after the purchase, consistent with our standard terms and conditions. Based on our analysis, at each period end, we estimate the number of days to consume virtual currency. This represents the revenue amount where the performance obligation has not been met and is deferred as a contract liability until we satisfy the obligation. The contract asset consists of platform fees for which revenue has not been recognized. For subscription revenue, the remaining portion of the daily ratable monthly subscription is recorded as a contract liability and the applicable platform fees as a contract asset.

The following table summarized our opening and closing balances in contract assets and contract liabilities (in thousands):

	As of March 31,	As of December 31,
	2024	2023
Contract assets (1)	$723	$756
Contract liabilities	2,409	2,520

(1)	Contract assets are included within prepaid expenses and other assets in our consolidated balance sheet.
Note 3: Short-term investments
The Company holds investments in marketable securities with the intention of selling these investments within a relatively short period of time
(3-6
months). As such, gains or losses from holding or trading these securities were recognized in the Statements of Income. At March 31, 2024, short term investments comprised of fixed time deposits classified as trading.
Note 4: Goodwill and intangible assets
There were no changes to the carrying amount of goodwill in the three months ended March 31, 2024. We recognized an aggregate $269.9 million impairment of goodwill and intangibles in 2022. Changes in the carrying amount of intangible assets were as follows (in thousands):

		March 31, 2024				December 31, 2023
			Accumulated				Accumulated
	Useful life	Gross amount	amortization	Impairment	Net amount	Gross amount	amortization	Impairment	Net amount
Goodwill	indefinite	$651,244	$—	$(254,893)	$396,351	$651,597	$—	$(254,893)	$396,704
Trademarks	indefinite	50,000	—	(15,000)	35,000	50,000	—	(15,000)	35,000
Customer relationships	4 years	84,065	(75,944)	—	8,121	84,271	(75,387)	—	8,884
Purchased technology	5-10 years	52,545	(45,720)	—	6,825	52,707	(45,544)	—	7,163
Development costs	3 years	9,486	(9,486)	—	—	9,486	(9,486)	—	—
Software	4-5 years	2,954	(2,470)	—	484	2,968	(2,444)	—	524

Total		$850,294	$(133,620)	$(269,893)	$446,781	$851,029	$(132,861)	$(269,893)	$448,275

The following reflects amortization expense related to intangible assets included with depreciation and amortization (in millions):

	Three months ended March 31,
	2024	2023
Amortization Expense	0.8 million	0.0 million
Note 5: Debt
The components of debt at March 31, 2024 and December 31, 2023 are as follows (in thousands):

	As of March 31,	As of December 31,
	2024	2023
4.60% Senior Notes due to related party due 2024	$37,125	$38,778

Total debt	37,125	38,778
Less: Short-term debt	37,125	38,778

Total Long-term debt	$—	$—
4.60% Senior Notes due to related party due 2024
The 4.60% Senior Notes due to related party, which collectively total KRW100 billion at inception, accrue 4.60% interest quarterly on the outstanding principal amount until maturity. Interest and principal are due in full at maturity (May 27, 2024).
Voluntary principal and interest payments were made in June and September 2020. Principal of KRW20 billion and interest of KRW1.2 billion was paid in June 2020 and principal of KRW30 billion and interest of KRW3.1 billion was paid in September 2020.

Note 6: Fair value measurements
The carrying values of our accounts receivable, prepaid expenses and other current assets, accounts payable, accrued liabilities and short-term borrowings approximate their fair values due to the short-term nature of these instruments.
Our cash equivalents (Level 1 of fair value hierarchy) consist of money market funds and Korean government bonds totaling $209.9 million, and short-term investments (Level 2 of fair value hierarchy) comprised of fixed time or certificates of deposit with maturity periods greater than 90 days totaling $99.7 million as of March 31, 2024. As of December 31, 2023, our cash equivalents (Level 1 of fair value hierarchy) consisted of money market funds and Korean government bonds totaling $206.9 million, and short-term investments (Level 2 of fair value hierarchy) comprised of fixed time or certificates of deposit with maturity periods greater than 90 days totaling $67.8 million. We rely on credit market data to track interest rates for other entities with similar risk profiles.
We record all debt at inception at fair value. We perform subsequent analysis on available data to evaluate the fair value of our borrowing as of the balance sheet date. We rely on credit market data to track interest rates for other entities with similar risk profiles. As of March 31, 2024, the fair value of our senior notes (a Level 3 estimate) was approximately $0.3 million lower than face value.
Note 7: Income taxes
We are subject to federal and state income taxes in Korea, the United States, Malta and Sweden. We account for our provision for income taxes in accordance with ASC 740, Income Taxes, which requires an estimate of the annual effective tax rate for the full year to be applied to the interim period, taking into account year-to-date amounts
and projected results for the full year.
Our effective tax rate varies from the statutory Korean income tax rate due to the effect of foreign rate differential, withholding taxes, state and local income taxes, notional interest deduction, FDII deduction, and valuation allowances on deferred tax assets in certain jurisdictions. Our effective tax rate could fluctuate significantly from quarter to quarter based on variations in the estimated and actual level of pre-tax income
or loss by jurisdiction, changes in enacted tax laws and regulations, and changes in estimates regarding non-deductible expenses
and tax credits. As of March 31, 2024, and December 31, 2023, we have provided a valuation allowance against our net deferred tax assets that we believe, based on the weight of available evidence, are not more likely than not to be realized.
The income tax expense of $8.0 million for the three months ended March 31, 2024, reflects an effective tax rate of 20.8% which is lower than the effective tax rate of 22.2% for the three months ended March 31, 2023. The decrease in rate from 2023 to 2024 is primarily due to an increase in the FDII benefit and notional interest deduction.
The effective tax rate of 20.8% for the three months ended March 31, 2024, is higher than the Korean statutory rate of 19%, primarily due to foreign rate differential and state taxes.
Note 8: Net income per share
Basic net income per share is computed by dividing net income by the weighted-average number of common shares outstanding for the period, without consideration for potentially dilutive securities. Diluted net income per share is computed by dividing net income by the weighted-average number of common shares and dilutive common share equivalents outstanding for the period determined using the treasury-stock and if-converted methods.
There were no potentially dilutive securities outstanding in either period presented.
Note 9: Leases
We are a lessee for corporate office space in Seattle, Washington, Swieqi, Malta and Seoul, Korea. The lessor for our Seoul, Korea leases is our controlling shareholder, DoubleU Games (see Note 12). Our leases have remaining terms of seven
to 53 months. We do not have any finance leases. Our total variable and short-term lease payments are immaterial for all periods presented.
The Seattle, Washington lease originated in July 2012 and consists of 49,375 square feet. The lease will expire in October 2024.
The Swieqi, Malta office lease was assumed as part of the SuprNation acquisition in October 2023 and consists of 4,770 square feet. The lease will expire in October 2024.
In September 2023, we executed a new sublease with our controlling shareholder, DUG, for 28,497 square feet of office space in Gangnam-gu, Seoul, Korea. The lease term commences in October 2023, and will expire in September 2028.
Supplemental balance sheet and cash flow information related to operating leases is as follows (in thousands):

	As of March 31, 2024	As of December 31, 2023
Operating lease right-of-use asset	$6,538	$7,577
Accrued rent	365	447

Total operating lease right-of-use asset, net	$6,173	$7,130

Short-term operating lease liabilities	2,562	3,157
Long-term operating lease liabilities	3,975	4,420

Total operating lease liabilities	$6,538	$7,577

Operating lease costs	$866	$3,201

Supplemental cash flow information related to leases was as follows (in thousands):

	Three months ended	Year ended
	March 31, 2024	December 31, 2023
Cash paid for amounts included in the measurement of operating lease liabilities	$859	$3,501
Right-of-use assets obtained in exchange for new lease obligations	$0	$7,655
Note 10: Accumulated other comprehensive income
Changes in accumulated other comprehensive income (AOCI) by component for the three months ended March 31, 2024 and 2023 were as follows (in thousands):

Three months ended March 31, 2024	Currency Translation Adjustments	Defined Benefit Pension Plan	Total
Balance at January 1, 2024	$22,011	$(2,029)	$19,982
Foreign currency translation loss, net of tax	(3,023)	—	(3,023)
Actuarial gain/(loss), net of tax	—	136	136

Balance as of March 31, 2024	$18,988	$(1,893)	$17,095

Three months ended March 31, 2023	Currency Translation Adjustments	Defined Benefit Pension Plan	Total
Balance at January 1, 2023	$20,792	$(1,432)	$19,360
Foreign currency translation loss, net of tax	(1,181)	—	(1,181)
Actuarial gain/(loss), net of tax	—	(157)	(157)

Balance as of March 31, 2023	$19,611	$(1,589)	$18,022

We do not tax effect foreign currency translation gain/(loss) because we have determined such gain/(loss) is permanently reinvested and actuarial gain/(loss) is not tax effected due to a valuation allowance applied to our deferred tax assets.
Note 11: Commitments and contingencies
Legal contingencies
On April 12, 2018, a class-action lawsuit was filed against
DDI-US
demanding a return of unfair benefit under the pretext that the Company’s social casino games are not legal in the State of Washington, United States. On August 29, 2022,
DDI-US
entered into an agreement in principle to settle the aforementioned
Benson
case and associated proceedings, pursuant to which, among other things,
DDI-US
would contribute $145.25 million to the settlement fund. This agreement in principle received final court approval with the final contribution to the settlement fund made in June 2023. The Company recorded an accrual of $95.25 million for the year ended December 31, 2022, which was carried over for the three months ended March 31, 2023 and subsequently settled via a $95.25 million cash payment in the second quarter of 2023.
Publishing and license agreements
DoubleU Games
We entered into the DoubleU Games License Agreement on March 7, 2018, and it was subsequently amended on July 1, 2019 and November 27, 2019. In March 2023, we, through
DDI-US,
entered into a new Game License Agreement with DoubleU Games with effect from January 1, 2023, which supersedes the prior DoubleU Games License Agreement. Pursuant to the new Game License Agreement, DoubleU Games grants us, through
DDI-US,
a
non-exclusive
and worldwide license to service and distribute certain

DoubleU Games social casino game titles and sequels thereto in the social online game field of use. We are obligated to pay a royalty license fee equal to a certain fixed percentage of the net sales of the licensed game titles to DoubleU Games in connection with these rights, with certain customary terms and conditions. As of March 31, 2024, we licensed approximately 49 game titles under the terms of this agreement.
In October 2023, we, through
DDI-US,
entered into a Game Development Services Agreement with DoubleUGames, pursuant to which
DDI-US
will pay service fees to DoubleU Games for certain game maintenance services and product planning and user analysis services provided by DoubleU Games. We incurred total service fees of $1.1 million for the three months ended March 31, 2024.
International Gaming Technologies (“IGT”)
In 2017, we entered into a Game Development, Distribution, and Services agreement with IGT, and it was subsequently amended on January 1, 2019. Under the terms of the agreement, IGT will deliver game assets so that we can port (a process of converting the assets into functioning slot games by platform) the technology for inclusion in our gaming apps. The agreement includes game assets that are used to create new games. Under the agreement, we pay IGT a royalty rate of 7.5% of revenue for their proprietary assets and 15% of revenue for third-party game asset types. We also pay a monthly fee for porting. The initial term of the agreement is ten (10) years with up to two additional five-year periods. Costs incurred in connection with this agreement for the three months ended March 31, 2024 and 2023 totaled $1.8 million and $2.0 million, respectively, and are recognized as a component of cost of revenue.
Note 12: Related party transactions
Our related party transactions comprise of expenses for use of intellectual property, borrowings, and sublease previously described. We may also incur other expenses with related parties in the ordinary course of business, which are included in the consolidated financial statements.
The following is a summary of expenses charged by our controlling shareholder, DoubleU Games (in thousands):

	Three months ended March 31,		Statement of
	2024	2023	Income and Comprehensive Income Line Item
Royalty expense (see Note 11)	$619	$752	Cost of revenue
Interest expense (see Note 5)	432	445	Interest expense
Rent expense (see Note 9)	334	317	General and administrative expense
Other expense	1,125	97	General and administrative expense
Amounts due to our controlling shareholder, DUG, are as follows (in thousands):

	At March 31,	At December 31,	Statement of Consolidated
	2024	2023	Balance Sheet Line Item
4.6% Senior notes with related party	$37,125	$38,778	Current portion of borrowings with related party
Royalties and other expenses	1,274	1,618	A/P and accrued expenses
Short-term lease liability	1,251	1,298	Short-term operating lease liabilities
Accrued interest on 4.6% Senior Notes with related party	9,522	9,501	Other current liabilities
Long-term lease liability	3,975	4,414	Long-term lease liabilities
Note 13: Defined benefit pension plan
We operate a defined benefit pension plan under employment regulations in Korea. The plan services the employees located in Seoul and is a final wage-based pension plan, which provides a specified amount of pension benefit based on length of service. The total benefit obligation of $3.3 million and $4.4 million was included in other non-current
liabilities as of March 31, 2024 and December 31, 2023, respectively, and the change in actuarial gains or losses, which is not significant, was included in other comprehensive income. The plan is funded.

Note 14: Acquisition
Business Combination-SuprNation
On October 31, 2023, the Company completed its acquisition of SuprNation, a European i-Gaming operator, which is now a direct, wholly-owned subsidiary of
DDI-US,
for a total cash purchase price of $30.6 million. There was also a payment into escrow of $5.5 million and a deferred payment of up to $6.5 million, relating to a performance-based holdback amount to be calculated based on the 18 months following the transaction close date. The transaction is expected to enable the Company to expand into the i-Gaming market. The Company accounted for the acquisition as a business combination. Transaction costs incurred by the Company in connection with the acquisition, including professional fees, were $2.0 million.
Contemporaneously with entering into the definitive agreement, the Company also adopted an eighteen-month performance-based incentive plan for certain key employees of SuprNation, under which the key employees may earn up to a total of $6.5 million in addition to $5.5 million held in escrow, contingent upon the achievement of certain revenue and other performance targets by the acquired business and the continued employment of such key employees between 2023 and 2025. Such plan became effective at the closing of the transaction.
The Company’s consolidated statement of operations as of March 31, 2024, includes SuprNation’s revenue of $8.3 million and pre-tax
loss of $1.6 million.